Information for Our Shareholders

Q2

April – June 2006

A World of Innovation

Henkel KGAA

A Brand Like a Friend

Henkel: Financial Highlights

in million euros

		Q2/2005	Q2/2006	Change[1]	1 – 6/2005	1 – 6/2006	Change[1]
Sales		**3,009**	**3,230**	**7.3 %**	**5,746**	**6,278**	**9.3 %**
Operating profit (EBIT)		**296**	**359**	**21.2 %**	**561**	**654**	**16.7 %**
Laundry & Home Care		103	108	5.9 %	210	222	6.0 %
Cosmetics/Toiletries		84	95	12.3 %	152	169	10.5 %
Consumer and Craftsmen Adhesives		46	50	8.8 %	87	94	8.8 %
Henkel Technologies		92	137	50.0 %	170	227	34.1 %
Return on sales (EBIT)	**in %**	**9.8**	**11.1**	**1.3 pp**	**9.8**	**10.4**	**0.6 pp**
Earnings before tax		**271**	**332**	**22.5 %**	**497**	**593**	**19.3 %**
Net earnings for the quarter/half year		**201**	**248**	**23.4 %**	**369**	**433**	**17.3 %**
Net earnings after minority interests		**196**	**243**	**23.8 %**	**361**	**424**	**17.5 %**
Earnings per preferred share	**in euros**	**1.38**	**1.70**	**23.7 %**	**2.54**	**2.97**	**17.4 %**
Earnings per ordinary share	**in euros**	**1.37**	**1.69**	**23.7 %**	**2.51**	**2.94**	**17.4 %**
Return on capital employed (ROCE)	**in %**	**13.8**	**15.9**	**2.1 pp**	**12.9**	**14.5**	**1.6 pp**
Capital expenditures on property, plant and equipment		**103**	**95**	**–7.8 %**	**173**	**181**	**4.6 %**
Research and development costs		**81**	**86**	**6.2 %**	**154**	**167**	**8.4 %**
Number of employees (as of June 30)		**51,957**	**52,095**	**0.3 %**	**51,957**	**52,095**	**0.3 %**

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

Contents

Highlights Second Quarter 2006

Key Financials

Sales:
+ 7.3 percent with strong organic
growth of 6.1 percent

Operating profit (EBIT):
+ 21.2 percent

Earnings per preferred share (EPS):
+ 23.7 percent

Sales and profit forecast for the full fiscal
year confirmed

Key Facts

Year of Innovation pays off:
Very encouraging organic sales growth
from all business sectors ongoing

Double-digit sales growth in Latin America,
Eastern Europe and Asia-Pacific

Increase in operating profit (EBIT) in all
business sectors

Operating profit includes gains of 41 million
euros from the sale of former Henkel
Technologies businesses; full amount to
be reinvested in the market

Net working capital to sales ratio reduced
by 4.5 percentage points to 14.7 percent

Innovations


ESTRELLA
OXYGENO
ACTIVO

Estrella Oxygeno Activo

First household cleaner with oxygen instead of chlorine, offering powerful cleaning and disinfecting


BRILLANCE

Brillance Tönungs-Creme

First toner cream for long-lasting intensity – 90 percent color strength retained even after ten hair washes


Ceresit
F158

Ceresit F158

Specialty sealant for self-cleaning glass



Sanicare

UV-curing adhesive for the next generation of wound plasters

Business Performance Second Quarter 2006

Underlying Trading Conditions

Despite persistently high oil prices, the world economy continued along its upward growth path in the second quarter of 2006. While there was virtually no let-up in the rate of GDP expansion in the USA, European economic growth experienced a slight upturn. Germany too posted a higher growth rate. The remaining regions of the world performed exceptionally well.

Consumer confidence in Europe strengthened further, although the rise in consumption was moderate. Growth in consumption in the USA decreased slightly, but was still higher than the European level.

Worldwide industrial growth continued unabated. North America and Europe succeeded in further expanding output levels, and manufacturing growth was sustained in many Asian countries. In Latin America, however, industrial production fell short of its previously high rate of expansion.

Economic activity in the automotive sector strengthened further. This was primarily due to favorable developments in the emerging nations of Latin America and Asia, as well as Japan, while automotive production stagnated in Europe and slightly declined in the USA. Our business was positively affected by continuing forward momentum in the global electronics industry. The machine construction, paper and packaging, as well as the metal processing and fabrication industries likewise underwent positive development. There was an expansion in construction output in many countries, with Germany also seeing indications of an upturn.

Business Performance

Sales and Profit

In the second quarter of 2006, our sales amounted to 3,230 million euros, an increase of 7.3 percent over the prior-year figure. After adjusting for foreign exchange, the rise was 6.7 percent. Organic growth, i.e. growth adjusted for foreign exchange and acquisitions/divestments, was a very gratifying 6.1 percent, once again substantially exceeding our target range of 3 to 4 percent growth for the full fiscal year. There were three reasons for this success: very good performance in our growth regions, the launch of a number of innovative products, and our implemented price increases. All our business sectors contributed to the organic growth achieved, with Laundry & Home Care posting a 5.4 percent increase and Cosmetics/Toiletries rising 3.6 percent. Consumer and Craftsmen Adhesives returned even higher organic growth (plus 8.3 percent) as did Henkel Technologies (plus 8.1 percent).

Gross margin stabilized at 45.9 percent, matching the figure both for the first quarter this year and for the second quarter in 2005. Marketing, selling and distribution costs rose by 6.5 percent overall, the increases mainly occurring at Laundry & Home Care and Cosmetics/Toiletries. Research and development costs grew by 6.2 percent and there was an increase in administrative expenses of 7.1 percent. Other operating income includes gains amounting to 41 million euros from the sale of the insulating glass sealant and the rubber-to-metal bonding chemicals businesses. Without these gains, the balance of other operating income and charges would have decreased.

Operating profit (EBIT) grew by 21.2 percent to 359 million euros, with all our business sectors contributing. After adjusting for foreign exchange, the increase

Sales[1] in million euros

	Q2	1 – 6
2006	**3,230**	**6,278**
2005	**3,009**	**5,746**
Change versus previous year	7.3 %	9.3 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q2	1 – 6
Change versus previous year	**7.3 %**	**9.3 %**
Foreign exchange	0.6 %	2.5 %
after adjusting for foreign exchange	**6.7 %**	**6.8 %**
Acquisitions/divestments	0.6 %	0.8 %
Organic	**6.1 %**	**6.0 %**

EBIT[1] in million euros

	Q2	1 – 6
2006	**359**	**654**
2005	***296***	***561***
Change versus previous year	21.2 %	16.7 %
after adjusting for foreign exchange	20.0 %	14.2 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q2	1 – 6
2006	**11.1 %**	**10.4 %**
2005	***9.8 %***	***9.8 %***
Change versus previous year	1.3 pp	0.6 pp

pp = percentage points

Net earnings after minority interests in million euros

	Q2	1 – 6
2006	**243**	**424**
2005	**196**	**361**
Change versus previous year	23.8 %	17.5 %

Earnings per preferred share in euros

	Q2	1 – 6
2006	**1.70**	**2.97**
2005	**1.38**	**2.54**
Change versus previous year	23.7 %	17.4 %

was 20.0 percent. At Henkel Technologies, gains from the business disposals mentioned boosted results by 41 million euros. We intend to reinvest this amount in the market, already beginning the plow-back process in the second quarter. At 11.1 percent, return on sales (EBIT) was 1.3 percentage points above the level of the prior-year quarter. Return on capital employed (ROCE) improved by 2.1 percentage points to 15.9 percent due to higher operating profit and a proportionately smaller increase in the capital base.

Income from participations remained at 21 million euros, and at –48 million euros, net interest expense was also close to the figure for the prior-year quarter (–46 million euros). Overall, the net result of our financial items declined slightly from –25 million euros to –27 million euros. The tax rate decreased from 25.8 percent to 25.3 percent. This is attributable to the low tax charge on the gains arising from the sale of the former Henkel Technologies businesses. Net earnings for the quarter increased by 23.4 percent to 248 million euros. After minority interests of 5 million euros, the balance was 243 million euros. Earnings per preferred share rose by 23.7 percent to 1.70 euros.

Acquisitions and Divestments

On May 2, 2006, Henkel announced completion of the acquisition of several well-known and successful US body care brands (including Right Guard, Soft & Dri

and Dry Idea) from The Gillette Company, a subsidiary of Procter & Gamble. In 2005, these brands accounted for sales of approximately 275 million US dollars.

The sale of the rubber-to-metal bonding chemicals business to the US company Lord Corporation was concluded on June 2, 2006. This business was primarily a European one and represented a non-core technology for Henkel.

June 9, 2006 saw closure of the sale of our insulating glass sealant business to the US company H.B. Fuller. This business likewise did not belong to the core activities of Henkel Technologies.

Effective June 30, 2006, Henkel acquired from ICI Paints, UK, the tile adhesives and colored grouting compound business marketed under the Cimsec brand. In 2005, Cimsec generated sales of around 20 million euros, predominantly in Austria and the countries of Eastern Europe.

Capital Expenditures

Capital expenditures on property, plant and equipment for continuing operations amounted to 95 million euros, compared to 103 million euros in the prior-year quarter. A total of 7 million euros was invested in intangible assets (previous year: 5 million euros).

Research and Development

Expenditures for research and development rose by 6.2 percent to 86 million euros. As in the previous year's quarter, this represents 2.7 percent of sales.

Employees

As of June 30, 2006, the number of employees at Henkel was 52,095, a slight increase compared to the 51,957 workforce figure as of June 30, 2005. The proportion of employees working outside Germany remained unchanged at 80 percent.

Major Participation

Henkel has a 28.9 percent stake in Ecolab Inc., St. Paul, Minnesota, USA. In the second quarter of 2006, Ecolab reported sales of 1,226 million US dollars, an increase of 5.8 percent. Net earnings for the quarter rose compared to the prior-year quarter by 14.5 percent, to 93.2 million US dollars. The market value of this participation as of June 30, 2006 amounted to around 2.3 billion euros.

Share Performance

The quoted price of the Henkel preferred share, which is listed in the German Stock Index (DAX), decreased from 96.47 euros at the end of the first quarter to 89.36 euros,

Share price performance Q2 2006 in euros


Henkel preferred share
DAX (indexed)
DJ Euro Stoxx Consumer Goods (indexed)
100
95
90
85
March 31
96.47 euros
May 1
95.32 euros
June 1
88.03 euros
June 30
89.36 euros
March 31, 2006
June 30, 2006

a fall of 7.4 percent. The DAX index fell by 4.8 percent and the Dow Jones Euro Stoxx Consumer Goods Index – the industry benchmark – decreased by 7.5 percent.



The current annual report, our quarterly reports, current data on Henkel shares as well as news, financial reports and corporate presentations can be found on the Investor Relations website at www.ir.henkel.com.

Major Events

We organized an Information Day in London on May 23, 2006, inviting analysts and investors to further familiarize themselves with the business activities of Henkel Technologies. There was also an opportunity to get to know the Formula One scene first-hand through a visit to the McLaren Technology Center in Woking near London. Henkel is one of the McLaren-Mercedes team's sponsors.

On June 21, 2006 the German business magazine Capital named Henkel winner of its 2006 Investor Relations Award for Financial Communications. This first place in the DAX corporations category follows the second place achieved in 2005. The criteria governing this accolade are stakeholder focus, transparency, continuity and up-to-dateness of financial communications, and quality of information provided with respect to corporate governance and social and community issues.

On June 30, 2006, the rating agency Standard & Poor's raised its outlook for Henkel from "stable" to "positive", mainly as a reflection of Henkel's improved financial profile. The rating therefore now reads A–/positive/A2.

Outlook

Underlying Trading Conditions

We anticipate that the price for crude oil will remain high for the time being. Consequently, we expect the strained situation on the raw material markets to persist. We further expect the raw material and packaging prices relevant to our businesses to undergo a slight increase. We will respond to such developments with price increases of our own. Our ongoing restructuring measures will continue as planned to provide additional relief on the cost side.

Sales and Profit Forecast 2006

We confirm our sales and profit forecast for 2006 and our intention to once again grow faster than our markets.

Henkel expects to achieve organic sales growth, i.e. after adjusting for foreign exchange and acquisitions/divestments, at the upper end of the 3 to 4 percent range.

We expect operating profit (EBIT) to grow by around 10 percent after adjusting for foreign exchange.

We likewise expect an increase of around 10 percent in earnings per preferred share (EPS).

Regional Performance

Henkel: Key figures by region[1], Second Quarter 2006 in million euros

Regions	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	**Henkel**
Sales April – June 2006	**2,025**	**700**	**169**	**275**	**61**	**3,230**
Sales April – June 2005	1,879	672	148	249	61	3,009
Change versus previous year	7.8 %	4.2 %	14.5 %	10.0 %	–	7.3 %
after adjusting for foreign exchange	7.6 %	2.9 %	10.9 %	8.8 %	–	6.7 %
Proportion of Henkel sales April – June 2006	**63 %**	**22 %**	**5 %**	**8 %**	**2 %**	**100 %**
Proportion of Henkel sales April – June 2005	63 %	22 %	5 %	8 %	2 %	100 %
EBIT April – June 2006	**276**	**85**	**15**	**14**	**–31**	**359**
EBIT April – June 2005	218	77	10	20	–29	296
Change versus previous year	26.1 %	11.8 %	48.1 %	–24.0 %	–	21.2 %
after adjusting for foreign exchange	25.7 %	11.2 %	38.1 %	–28.1 %	–	20.0 %
Return on sales (EBIT) April – June 2006	**13.6 %**	**12.1 %**	**9.0 %**	**5.3 %**	**–**	**11.1 %**
Return on sales (EBIT) April – June 2005	11.6 %	11.3 %	7.0 %	7.7 %	–	9.8 %

[1] calculated on the basis of units of 1,000 euros

Henkel: Key figures by region[1], January – June 2006 in million euros

Regions	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	**Henkel**
Sales January – June 2006	**3,934**	**1,384**	**325**	**512**	**123**	**6,278**
Sales January – June 2005	3,662	1,262	265	439	118	5,746
Change versus previous year	7.4 %	9.6 %	22.7 %	16.5 %	–	9.3 %
after adjusting for foreign exchange	6.6 %	4.3 %	12.4 %	12.2 %	–	6.7 %
Proportion of Henkel sales January – June 2006	**63 %**	**22 %**	**5 %**	**8 %**	**2 %**	**100 %**
Proportion of Henkel sales January – June 2005	64 %	22 %	4 %	8 %	2 %	100 %
EBIT January – June 2006	**501**	**162**	**23**	**26**	**–58**	**654**
EBIT January – June 2005	436	146	13	24	–58	561
Change versus previous year	14.9 %	11.3 %	72.4 %	12.4 %	–	16.7 %
after adjusting for foreign exchange	14.1 %	5.7 %	52.0 %	2.7 %	–	14.2 %
Return on sales (EBIT) January – June 2006	**12.7 %**	**11.7 %**	**7.1 %**	**5.2 %**	**–**	**10.4 %**
Return on sales (EBIT) January– June 2005	11.9 %	11.5 %	5.0 %	5.4 %	–	9.8 %

[1] calculated on the basis of units of 1,000 euros

Sales in the **Europe/Africa/Middle East** region rose by 7.8 percent. After adjusting for foreign exchange, the increase was 7.6 percent. All our business sectors reported sales growth in this region. In Eastern Europe, sales once again underwent a double-digit percentage increase accompanied by an improvement in both Western Europe and Germany. Operating profit (EBIT) in the Europe/Africa/Middle East region grew by 26.1 percent, and by 25.7 percent after adjusting for foreign exchange, with gains amounting to 41 million euros from the business disposals at Henkel Technologies contributing. Return on sales rose by 2.0 percentage points to 13.6 percent.

In the **North America** region, sales increased by 4.2 percent, and by 2.9 percent after adjusting for foreign exchange. Both Cosmetics/Toiletries and Henkel Technologies posted double-digit growth rates in this region. In the case of Laundry & Home Care, sales were affected by the absence of revenues from the recently sold foods business. Operating profit in the North America region increased by 11.8 percent, and by 11.2 percent after adjusting for foreign exchange. Return on sales rose by 0.8 of a percentage point to 12.1 percent.

Sales in the **Latin America** region grew by 14.5 percent, and by 10.9 percent after adjusting for foreign exchange. Our business sectors Cosmetics/Toiletries, Consumer and Craftsmen Adhesives and Henkel Technologies each posted a double-digit increase in sales. Operating profit in the Latin America region rose by 48.1 percent, and by 38.1 percent after adjusting for foreign exchange. Return on sales improved by 2.0 percentage points to 9.0 percent.

In the **Asia-Pacific** region, sales were 10.0 percent above the level of the prior-year quarter. The rise after adjusting for foreign exchange amounted to 8.8 percent. This growth was primarily driven by Consumer and Craftsmen Adhesives and Henkel Technologies. Operating profit for the Asia-Pacific region decreased by 24.0 percent, or 28.1 percent after adjusting for foreign exchange. Return on sales was 5.3 percent.

Laundry & Home Care

Sales[1] in million euros	Q2	1 – 6
2006	**1,026**	**2,035**
2005	**1,012**	**1,969**
Change versus previous year	1.5 %	3.4 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q2	1 – 6
Change versus previous year	**1.5 %**	**3.4 %**
Foreign exchange	0.3 %	2.2 %
after adjusting for foreign exchange	**1.2 %**	**1.2 %**
Acquisitions/divestments	–4.2 %	–2.9 %
Organic	**5.4 %**	**4.1 %**

EBIT[1] in million euros	Q2	1 – 6
2006	**108**	**222**
2005	**103**	**210**
Change versus previous year	5.9 %	6.0 %
after adjusting for foreign exchange	6.1 %	4.0 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q2	1 – 6
2006	**10.6 %**	**10.9 %**
2005	**10.1 %**	**10.7 %**
Change versus previous year	0.5 pp	0.2 pp

pp = percentage points

Sales of the **Laundry & Home Care** business sector exceeded the figure for the prior-year quarter by 1.5 percent, with organic growth coming in at a gratifying 5.4 percent. We were able to maintain our rate of expansion in Eastern Europe and to further accelerate growth in the countries of the Middle East region. The fact that we were also able to increase sales in Western Europe was particularly pleasing. In North America, there was significant growth in our main brand Purex as a result of increased advertising.

Despite the disposal of the Dial foods business, operating profit increased by 5.9 percent, and by 6.1 percent after adjusting for foreign exchange. Return on sales amounted to 10.6 percent, 0.5 of a percentage point above the prior-year figure. Return on capital employed (ROCE) rose by 1.3 percentage points to 14.6 percent, assisted by a comparative reduction in the capital base achieved through optimization of our net working capital and the sale of the foods business.

Growth of our *laundry* segment was significantly boosted by the activities initiated in the previous quarter. Major contributors were our premium heavy-duty detergents and fabric softeners in Europe, and the relaunch of Purex in North America. In the course of these measures, and with the support of increased advertising investment, we also succeeded in implementing price increases. We opened up a new market segment in Italy where we introduced that country's first "sensitive" heavy-duty detergent under the Biopresto brand. This combines the usual laundry power expected of this product category with enhanced skin compatibility. In Spain and Portugal, we launched a new generation of detergents under the brand name Neutrex Blanco Paro offering enhanced whitening without bleach.

In the *home care* segment, we stepped up our marketing activities in Europe – particularly in relation to our machine dishwashing detergents. For example, we further developed our successful Somat 5 Perfekt with an improvement to the cleaning formula. The product was launched in Germany as Somat Perfekt with the Power of Pril. In France, we positioned Somat under the Mir umbrella brand which already holds the No. 1 spot in special detergents and is number No. 2 in hand dishwashing products in this country. Further innovations launched onto the market included Der General as a universal spray cleaner in Germany, and Estrella Oxygeno Activo, a powerful household cleaner with active oxygen, in Spain and Portugal.

Outlook

We continue to expect organic sales growth in 2006 to be above the market average. The Western European markets will continue to grow more slowly than other regions. We expect to achieve a further increase in operating profit.

Cosmetics/Toiletries

Sales[1] in million euros

	Q2	1 – 6
2006	**746**	**1,388**
2005	**684**	**1,278**
Change versus previous year	9.0 %	8.5 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q2	1 – 6
Change versus previous year	**9.0 %**	**8.5 %**
Foreign exchange	0.5 %	1.8 %
after adjusting for foreign exchange	**8.5 %**	**6.7 %**
Acquisitions/divestments	4.9 %	2.6 %
Organic	**3.6 %**	**4.1 %**

EBIT[1] in million euros

	Q2	1 – 6
2006	**95**	**169**
2005	**84**	**152**
Change versus previous year	12.3 %	10.5 %
after adjusting for foreign exchange	11.2 %	8.6 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q2	1 – 6
2006	**12.7 %**	**12.1 %**
2005	**12.3 %**	**11.9 %**
Change versus previous year	0.4 pp	0.2 pp

pp = percentage points

Sales of the **Cosmetics/Toiletries** business sector rose by 9.0 percent compared to the prior-year quarter. Organic growth was 3.6 percent. All our regions contributed to these increases, with Eastern Europe, North America and Latin America developing particularly well.

The improvement in sales had a positive effect on operating profit, which rose by 12.3 percent or by 11.2 percent after adjusting for foreign exchange. Return on sales improved by 0.4 of a percentage point to 12.7 percent. At 15.8 percent, return on capital employed (ROCE) was slightly below the level of the prior-year quarter due to an increase in the capital base resulting from our acquisition.

Our *hair cosmetics business* continued its positive trend. In the hair colorants segment, our brands Brillance and Palette as well as our innovative Natural & Easy range and roots retouching pen all developed very successfully. In Europe, we were able to further expand the market positions of both our colorants and our styling products. In the case of the latter, the focus was very much on the relaunch of the trend styling brand Taft Looks. In the hair care segment, Gliss Kur Repair 19 was added to our new repair concept.

The *body care business* continued to perform well with a major contribution coming from our Fa brand, which also gained further market share. Aside from the continuing upward trend attributable to Fa Asia Spa, Fa Yogurt remained the major growth driver in the expanding shower products market. In May, we also launched an offensive in the deodorants market with a complete design relaunch for Fa as the first step. Thanks to the Dial for Men brand recently launched in North America, Dial was also able to further expand its position in the shower products segment. The integration of the deodorant brands acquired from Gillette is proceeding to plan.

In the *skin care business*, Diadermine generated further growth following the international launch of a new line, Diadermine Global Action 9.

Our *oral care business* received its biggest boost from new Theramed 2in1 3D Clean, a product that offers antibacterial cleaning of the teeth, gums and tongue.

The *hair salon business* performed well within a highly competitive market. Our focus with respect to the Schwarzkopf brand was on the relaunch in Asia and Eastern Europe of the permanent hair colorant Igora Royal, our largest professional coloration line. The Indola brand benefited from the relaunch of the semi-permanent hair colorant Profession Tone-on-Tone.

Outlook

We continue to expect organic sales growth in 2006 to be above the market average. The main regional sources of growth for our business will be Eastern Europe, North America and Latin America. We also expect a further increase in operating profit.

Consumer and Craftsmen Adhesives

Sales[1] in million euros

	Q2	1 – 6
2006	**498**	**946**
2005	**427**	**798**
Change versus previous year	16.6 %	18.6 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q2	1 – 6
Change versus previous year	**16.6 %**	**18.6 %**
Foreign exchange	1.6 %	3.4 %
after adjusting for foreign exchange	**15.0 %**	**15.2 %**
Acquisitions/divestments	6.7 %	7.1 %
Organic	**8.3 %**	**8.1 %**

EBIT[1] in million euros

	Q2	1 – 6
2006	**50**	**94**
2005	**46**	**87**
Change versus previous year	8.8 %	8.8 %
after adjusting for foreign exchange	5.8 %	5.8 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q2	1 – 6
2006	**10.0 %**	**10.0 %**
2005	**10.7 %**	**10.9 %**
Change versus previous year	–0.7 pp	–0.9 pp

pp = percentage points

The **Consumer and Craftsmen Adhesives** business sector increased sales by 16.6 percent above the prior-year quarter. Once again, this substantial rise was driven by strong organic growth of 8.3 percent. Results were further boosted by our acquisitions, successfully integrated in the course of the preceding twelve months, and positive foreign exchange effects. All our regions contributed to the growth achieved, with – especially – Eastern Europe, Latin America and Middle East/Africa continuing to grow above-average.

Operating profit increased by 8.8 percent versus the prior-year figure, or 5.8 percent after adjusting for foreign exchange. At 10.0 percent, return on sales was below the level of the previous year's quarter. There were two main reasons for this: first, the delay in passing on raw material cost increases; and second, the fact that a portion of the strong improvement in sales emanated from the still low-margin growth regions, while the region of Western Europe with its above-average profitability underwent less dynamic development due to prevailing market conditions. Return on capital employed (ROCE) was slightly above the prior-year level at 15.5 percent.

Our *adhesives and adhesive tapes for home, school and office* performed well. There was particularly strong growth in sales of our instant adhesives marketed under the Loctite brand. This new range with its substantially improved bonding strength was launched worldwide and has since been well received across the board.

Our *adhesives and sealants for construction, DIY and craftsmen* continued to experience disproportionately high growth. The acquisition of Alba Adesivos made Henkel the leading supplier of adhesives and sealants for craftsmen in the attractive growth market of Brazil. Here we have acquired not only strong brands but also distribution channels which we intend to further exploit in order to introduce into Brazil Henkel products from our worldwide range.

Henkel has developed a successful business in Eastern Europe involving product systems for the thermal insulation of buildings. Such systems can also be used for insulating buildings in very hot climates, reducing the energy requirement for air conditioning. We are currently implementing our first major project in the Gulf region within this new and attractive market segment.

Outlook

We expect further positive business development, with market conditions remaining essentially unchanged. We anticipate further cost increases with respect to raw materials and intend to respond to any such developments with further price increases of our own. We expect organic sales growth in 2006 to be significantly above the market average, accompanied by a further increase in operating profit.

Henkel Technologies

Sales[1] in million euros

	Q2	1 – 6
2006	**899**	**1,786**
2005	**825**	**1,583**
Change versus previous year	8.8 %	12.8 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q2	1 – 6
Change versus previous year	**8.8 %**	**12.8 %**
Foreign exchange	0.8 %	3.4 %
after adjusting for foreign exchange	**8.0 %**	**9.4 %**
Acquisitions/divestments	–0.1 %	0.6 %
Organic	**8.1 %**	**8.8 %**

EBIT[1] in million euros

	Q2	1 – 6
2006	**137**	**227**
2005	**92**	**170**
Change versus previous year	50.0 %	34.1%
after adjusting for foreign exchange	48.7 %	30.1 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q2	1 – 6
2006	**15.3 %**	**12.7 %**
2005	**11.1 %**	**10.7 %**
Change versus previous year	4.2 pp	2.0 pp

pp = percentage points

The **Henkel Technologies** business sector increased sales by 8.8 percent over the prior-year quarter, 8.1 percent being attributable to continuing, strong organic growth. We succeeded in further expanding sales in all our regions, with Eastern Europe, North America, Latin America and Asia-Pacific performing particularly well and achieving double-digit growth rates.

Operating profit grew by 50.0 percent compared to the prior-year quarter, or 48.7 percent after adjusting for foreign exchange. Contributory factors included gains totaling 41 million euros from the sale of our insulating glass sealant and rubber-to-metal bonding chemicals businesses. We intend to reinvest this amount into the market, with plow-back already having begun in the second quarter. Further substantial increases in raw material costs again exerted pressure on our margins during the period under review. However, we were once more able to implement price increases of our own, enabling us to partially pass on higher raw material costs to the market. Return on sales increased by 4.2 percentage points to 15.3 percent and return on capital employed (ROCE) improved by 6.9 percentage points to 22.7 percent.

The *transportation* market segment continued to develop very successfully: following the introduction of our new generation of engine and transmission unit sealants, sales of our automotive business increased in all regions. Our business with the aerospace industry underwent substantial expansion, aided by new, more environmentally friendly surface treatment products and a general increase in aircraft output figures. In the *steel industry*, too, we benefited from the trend toward more environmentally friendly surface treatment products. Persistently high demand for electronic components accompanied by price increases contributed to growth in our business with the *electronics industry*.

We again posted gratifying growth in the *durable goods* market segment, with innovative products such as Bonderite NT for metal pretreatment applications performing particularly well. Our *consumer goods business* and our *packaging products* activities likewise continued to enjoy success – driven by a new generation of Liofol laminating adhesives. Demand for products for *industrial maintenance, repair and overhaul* remained strong.

Outlook

Our markets continue to develop well. We expect the strained situation in the raw material markets to persist. Further price rises and continuous optimization and adaptation of our formulations to new raw material offerings will therefore be necessary. We expect organic sales growth in 2006 to be above the market average, accompanied by a further increase in operating profit.

Consolidated Segment Information[1] by Business Sector

Second Quarter 2006 in million euros

Business sectors	Laundry & Home Care	Cosmetics/ Toiletries	Consumer & Craftsmen Adhesives	Henkel Tech-nologies	Corporate	Henkel
Sales April – June 2006	**1,026**	**746**	**498**	**899**	**61**	**3,230**
Change versus previous year	1.5 %	9.0 %	16.6 %	8.8 %	–	7.3 %
Proportion of Henkel sales	32 %	23 %	15 %	28 %	2 %	100 %
Sales April – June 2005	1,012	684	427	825	61	3,009
EBITDA April – June 2006	**137**	**106**	**61**	**163**	**–24**	**443**
EBITDA April – June 2005	133	97	56	117	–24	379
Change versus previous year	3.0 %	9.2 %	7.5 %	39.8 %	–	16.6 %
Return on sales (EBITDA) April – June 2006	**13.4 %**	**14.2 %**	**12.2 %**	**18.1 %**	**–**	**13.7 %**
Return on sales (EBITDA) April – June 2005	13.2 %	14.2 %	13.2 %	14.1 %	–	12.6 %
Amortization and depreciation of trademark rights, other rights and property, plant and equipment April – June 2006	**29**	**11**	**11**	**26**	**7**	**84**
Amortization and depreciation of trademark rights, other rights and property, plant and equipment April – June 2005	30	13	10	25	5	83
EBIT April – June 2006	**108**	**95**	**50**	**137**	**–31**	**359**
EBIT April – June 2005	103	84	46	92	–29	296
Change versus previous year	5.9 %	12.3 %	8.8 %	50.0 %	–	21.2 %
Return on sales (EBIT) April – June 2006	**10.6 %**	**12.7 %**	**10.0 %**	**15.3 %**	**–**	**11.1 %**
Return on sales (EBIT) April – June 2005	10.1 %	12.3 %	10.7 %	11.1 %	–	9.8 %
Return on capital employed (ROCE) April – June 2006	**14.6 %**	**15.8 %**	**15.5 %**	**22.7 %**	**–**	**15.9 %**
Return on capital employed (ROCE) April – June 2005	13.3 %	16.1 %	15.3 %	15.8 %	–	13.8 %
Capital employed April – June 2006[2]	**2,979**	**2,385**	**1,290**	**2,424**	**–23**	**9,055**
Capital employed April – June 2005	3,085	2,087	1,199	2,317	–116	8,572
Change versus previous year	–3.4 %	14.3 %	7.6 %	4.6 %	–	5.6 %
Capital expenditures (excl. financial assets) April – June 2006	**35**	**331**	**48**	**31**	**13**	**458**
Capital expenditures (excl. financial assets) April – June 2005	35	15	25	48	9	132
Operating assets April – June 2006[3]	**4,332**	**2,950**	**1,623**	**2,953**	**354**	**12,212**
Operating liabilities April – June 2006	**1,183**	**750**	**418**	**821**	**376**	**3,548**
Net operating assets employed April – June 2006[3]	**3,149**	**2,200**	**1,205**	**2,132**	**–22**	**8,664**
Operating assets April – June 2005[3]	4,310	2,726	1,418	2,722	359	11,535
Operating liabilities April – June 2005	987	718	329	716	475	3,225
Net operating assets employed April – June 2005[3]	3,323	2,008	1,089	2,006	–116	8,310

[1] calculated on the basis of units of 1,000 euros [2] including goodwill at cost [3] including goodwill at residual book values

Consolidated Segment Information[1)] by Business Sector

January – June 2006 in million euros

Business sectors	Laundry & Home Care	Cosmetics/ Toiletries	Consumer & Craftsmen Adhesives	Henkel Technologies	Corporate	Henkel
Sales January – June 2006	**2,035**	**1,388**	**946**	**1,786**	**123**	**6,278**
Change versus previous year	3.4 %	8.5 %	18.6 %	12.8 %	–	9.3 %
Proportion of Henkel sales	32 %	22 %	15 %	29 %	2 %	100 %
Sales January – June 2005	1,969	1,278	798	1,583	118	5,746
EBITDA January – June 2006	**280**	**191**	**117**	**277**	**–43**	**822**
EBITDA January – June 2005	267	175	106	216	–46	718
Change versus previous year	4.8 %	9.1 %	9.5 %	28.6 %	–	14.5 %
Return on sales (EBITDA) January – June 2006	**13.8 %**	**13.8 %**	**12.3 %**	**15.5 %**	**–**	**13.1 %**
Return on sales (EBITDA) January – June 2005	13.6 %	13.7 %	13.4 %	13.6 %	–	12.5 %
Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – June 2006	**58**	**22**	**23**	**50**	**15**	**168**
Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – June 2005	57	23	19	46	12	157
EBIT January – June 2006	**222**	**169**	**94**	**227**	**–58**	**654**
EBIT January – June 2005	210	152	87	170	–58	561
Change versus previous year	6.0 %	10.5 %	8.8 %	34.1 %	–	16.7 %
Return on sales (EBIT) January – June 2006	**10.9 %**	**12.1 %**	**10.0 %**	**12.7 %**	**–**	**10.4 %**
Return on sales (EBIT) January – June 2005	10.7 %	11.9 %	10.9 %	10.7 %	–	9.8 %
Return on capital employed (ROCE) January – June 2006	**14.5 %**	**14.7 %**	**15.0 %**	**18.8 %**	**–**	**14.5 %**
Return on capital employed (ROCE) January – June 2005	13.1 %	14.1 %	14.9 %	14.8 %	–	12.9 %
Capital employed January – June 2006[2)]	**3,069**	**2,290**	**1,258**	**2,420**	**–5**	**9,032**
Capital employed January – June 2005	3,202	2,171	1,164	2,287	–159	8,665
Change versus previous year	–4.2 %	5.5 %	8.1 %	5.8 %	–	4.2 %
Capital expenditures (excl. financial assets) January – June 2006	**62**	**342**	**60**	**64**	**25**	**553**
Capital expenditures (excl. financial assets) January – June 2005	71	25	266	289	15	666
Operating assets January – June 2006[3)]	**4,397**	**2,818**	**1,554**	**2,975**	**373**	**12,117**
Operating liabilities January – June 2006	**1,157**	**711**	**395**	**830**	**378**	**3,471**
Net operating assets employed January – June 2006[3)]	**3,240**	**2,107**	**1,159**	**2,145**	**–5**	**8,646**
Operating assets January – June 2005[3)]	4,255	2,676	1,383	2,692	322	11,328
Operating liabilities January – June 2005	993	697	326	707	481	3,204
Net operating assets employed January – June 2005[3)]	3,262	1,979	1,057	1,985	–159	8,124

[1)] calculated on the basis of units of 1,000 euros [2)] including goodwill at cost [3)] including goodwill at residual book values

Consolidated Statement of Income

Second Quarter 2006 in million euros

	Q2/2005	%	Q2/2006	%	Change
Sales	**3,009**	**100.0**	**3,230**	**100.0**	**7.3 %**
Cost of sales	1,629	54.1	1,749	54.1	7.4 %
Gross profit	**1,380**	**45.9**	**1,481**	**45.9**	**7.4 %**
Marketing, selling and distribution costs	864	28.7	920	28.6	6.5 %
Research and development costs	81	2.7	86	2.7	6.2 %
Administrative expenses	155	5.2	166	5.1	7.1 %
Other operating income	37	1.2	89	2.8	>100.0 %
Other operating charges	18	0.6	36	1.1	>100.0 %
Restructuring costs	3	0.1	3	0.1	0.0 %
Operating profit (EBIT)	**296**	**9.8**	**359**	**11.1**	**21.2 %**
Net income from participations	21	0.7	21	0.7	0.0 %
Net interest expense	–46	–1.5	–48	–1.5	4.3 %
Financial items	**–25**	**–0.8**	**–27**	**–0.8**	**8.0 %**
Earnings before tax	**271**	**9.0**	**332**	**10.3**	**22.5 %**
Taxes on income	–70	–2.3	–84	–2.6	20.0 %
Net earnings	**201**	**6.7**	**248**	**7.7**	**23.4 %**
Minority interests	–5	–0.2	–5	–0.2	0.0 %
Net earnings after minority interests	**196**	**6.5**	**243**	**7.5**	**23.8 %**
Earnings per preferred share (in euros)	**1.38**		**1.70**		**23.7 %**
Earnings per ordinary share (in euros)	**1.37**		**1.69**		**23.7 %**

January – June 2006 in million euros

	1 – 6/2005	%	1 – 6/2006	%	Change
Sales	**5,746**	**100.0**	**6,278**	**100.0**	**9.3 %**
Cost of sales	3,076	53.5	3,400	54.2	10.5 %
Gross profit	**2,670**	**46.5**	**2,878**	**45.8**	**7.8 %**
Marketing, selling and distribution costs	1,675	29.3	1,810	28.7	8.1 %
Research and development costs	154	2.7	167	2.7	8.4 %
Administrative expenses	303	5.3	324	5.2	6.9 %
Other operating income	68	1.3	134	2.0	97.1 %
Other operating charges	37	0.6	49	0.8	32.4 %
Restructuring costs	8	0.1	8	0.1	0.0 %
Operating profit (EBIT)	**561**	**9.8**	**654**	**10.4**	**16.7 %**
Net income from participations	38	0.7	34	0.5	–10.5 %
Net interest expense	–102	–1.8	–95	–1.5	–6.9 %
Financial items	**–64**	**–1.1**	**–61**	**–1.0**	**–4.7 %**
Earnings before tax	**497**	**8.7**	**593**	**9.4**	**19.3 %**
Taxes on income	–128	–2.3	–160	–2.5	25.0 %
Net earnings	**369**	**6.4**	**433**	**6.9**	**17.3 %**
Minority interests	–8	–0.1	–9	–0.1	12.5 %
Net earnings after minority interests	**361**	**6.3**	**424**	**6.8**	**17.5 %**
Earnings per preferred share (in euros)	**2.54**		**2.97**		**17.4 %**
Earnings per ordinary share (in euros)	**2.51**		**2.94**		**17.4 %**

Notes to the Consolidated Statement of Income, January through June 2006

Sales increased by 9.3 percent in the first half of 2006. Over the same period, the cost of sales grew by 10.5 percent. Gross profit improved by 7.8 percent to 2,878 million euros. As a result of the disproportionate rise in cost of sales emanating from the increase in prices for raw materials and packaging, gross margin decreased by 0.7 of a percentage point to 45.8 percent.

Marketing, selling and distribution costs rose by 8.1 percent. At 167 million euros, research and development costs were 8.4 percent above the level of the preceding year. Expenditure on research and development expressed as a proportion of sales amounted to 2.7 percent for the first half of 2006. Administrative expenses increased by 6.9 percent.

The balance of other operating income and charges increased, due primarily to gains from business disposals. These were generated on the one hand from the sale of the Dial foods business in the first quarter of 2006 (the gain of 16 million euros being used to step up our market development activities in the USA) and, on the other hand, from the sale of the insulating glass sealant and rubber-to-metal bonding chemicals businesses, which together totaled 41 million euros.

Financial items improved by 3 million euros compared to the previous year, to –61 million euros. At 34 million euros, net income from participations was 4 million euros below the figure for the prior-year period: while there was an increase in income from our investment in Ecolab, USA, accounted for by the at-equity method, we also suffered a decrease in the fair value of our participation in Lion, Japan, caused by a fall in the quoted share price. Net interest expense improved by 7 million euros to –95 million euros, despite the higher interest rate level. This overall decrease was due to lower average net borrowings resulting from, among other things, a reduction in net working capital.

At 26.7 percent, the tax rate was one percentage point above the prior-year level. Taxes include the amount incurred on the sale of the Dial foods business in the USA. Gains from the sale of the Henkel Technologies businesses were subject to a minor tax charge.

At 433 million euros, net earnings for the first half year were 17.3 percent above the level of the previous year. After deducting minority interests, the balance was 424 million euros. Earnings per preferred share increased by 17.4 percent, from 2.54 euros to 2.97 euros.

Consolidated Balance Sheet

Consolidated Balance Sheet in million euros

	Dec. 31, 2005	%	**June 30, 2006**	%
Intangible assets	5,660	40.5	5,609	40.7
Property, plant and equipment	2,045	14.7	2,018	14.7
Financial assets	681	4.9	667	4.8
Other non-current receivables	223	1.6	153	1.1
Deferred tax	456	3.3	421	3.1
Non-current assets	**9,065**	**65.0**	**8,868**	**64.4**
Inventories	1,232	8.8	1,312	9.5
Trade accounts receivable	1,794	12.9	2,087	15.1
Other current receivables and miscellaneous assets	378	2.7	544	4.0
Current tax assets	121	0.9	57	0.4
Liquid funds/Marketable securities	1,212	8.7	891	6.5
Assets held for sale	142	1.0	13	0.1
Current assets	**4,879**	**35.0**	**4,904**	**35.6**
Total assets	**13,944**	**100.0**	**13,772**	**100.0**

	Dec. 31, 2005	%	**June 30, 2006**	%
Equity excluding minority interests	**5,371**	**38.5**	**5,196**	**37.7**
Minority interests	28	0.2	33	0.2
Equity including minority interests	**5,399**	**38.7**	**5,229**	**37.9**
Provisions for pensions and similar obligations	1,061	7.6	1,017	7.4
Other provisions	427	3.1	280	2.0
Long-term borrowings	2,400	17.2	2,397	17.5
Other non-current liabilities	59	0.4	127	0.9
Deferred tax	473	3.4	431	3.1
Non-current liabilities	**4,420**	**31.7**	**4,252**	**30.9**
Short-term provisions	932	6.7	1,059	7.6
Short-term borrowings	1,405	10.1	1,369	9.9
Trade accounts payable	1,333	9.6	1,497	11.0
Other current liabilities	455	3.2	366	2.7
Current liabilities	**4,125**	**29.6**	**4,291**	**31.2**
Total equity and liabilities	**13,944**	**100.0**	**13,772**	**100.0**

Consolidated Statement of Changes in Equity

Consolidated Statement of Changes in Equity in million euros

	2005	**2006**
Shareholders' equity including minority interests as of Jan. 1	**4,604**	**5,399**
Net earnings	369	433
thereof minority interests	–8	–9
Dividend distributions	–187	–198
Other changes taken to equity	–25	–22
Foreign exchange	446	–383
Shareholders' equity including minority interests as of June 30	**5,207**	**5,229**

Notes to the Consolidated Balance Sheet/Consolidated Statement of Changes in Equity, January through June 2006

The balance sheet total as of June 30, 2006, shows a decrease of 172 million euros, to 13,772 million euros. Compared to the situation as of December 31, 2005, this represents a fall of 1.1 percent. The decrease on the assets side is due to a reduction in non-current assets as compared to the previous year. Current assets remained virtually constant.

Under the non-current assets heading, intangible assets decreased by 51 million euros, due primarily to a fall in the US dollar exchange rate versus the euro. Property, plant and equipment decreased by 27 million euros. This resulted from depreciation/disposals and currency translation effects which, in total, exceeded asset additions under this heading. Financial assets decreased by 14 million euros to 667 million euros.

At 4,904 million euros, current assets remained at the level of the previous year. A decrease in liquid funds amounting to 322 million euros was offset by increases in inventories (80 million euros) and in receivables and miscellaneous assets (460 million euros in total).

Shareholders' equity (excluding minority interests) fell from 5,371 million euros to 5,196 million euros. Here, the 424 million euros in net earnings for the half year were offset by decreases arising from currency translation effects (382 million euros), dividend payments (190 million euros) and other gains and losses recognized in equity (27 million euros). As a result, the equity ratio (shareholders' equity divided by total assets and expressed as a percentage) fell from 38.7 percent to 37.9 percent.

Non-current liabilities decreased by 168 million euros versus the previous year. This was mainly due to the reclassification of tax provisions and provisions for restructuring from non-current to current liabilities.

We reduced borrowings by 39 million euros. Net debt increased by 282 million euros due to the decrease in liquid funds.

Consolidated Cash Flow Statement

Consolidated Cash Flow Statement in million euros

	1 – 6/2005[1]	**1 – 6/2006**
Operating profit (EBIT)	**561**	**654**
Income taxes paid	–120	–148
Depreciation/write-ups of non-current assets (excluding financial assets)	157	168
Net gains/losses on disposal of non-current assets (excluding financial assets)	–2	–59
Change in inventories	–116	–129
Change in receivables and miscellaneous assets	–116	–434
Change in liabilities and provisions	–89	277
Cash flow from operating activities	**275**	**329**
Purchase of intangible assets	–9	–16
Purchase of property, plant and equipment	–173	–181
Purchase of financial assets/acquisitions	–36	–359
Proceeds on disposal of subsidiaries and business units	–	200
Proceeds on disposal of other non-current assets	20	42
Cash flow from investing activities/acquisitions	**–198**	**–314**
Henkel KGaA dividends	–181	–190
Subsidiary company dividends (to other shareholders)	–6	–8
Interest received	19	27
Dividends received	10	16
Interest paid	–125	–145
Dividends and interest paid and received	*–283*	*–300*
Change in borrowings	–371	59
Other financing transactions	–9	–18
Cash flow from financing activities	**–663**	**–259**
Change in cash and cash equivalents	**–586**	**–244**
Effects of exchange rate changes on cash and cash equivalents	156	–77
Change in liquid funds and marketable securities	**–430**	**–321**
Liquid funds and marketable securities at January 1	1,695	1,212
Liquid funds and marketable securities at June 30	1,265	891

Computation of Free Cash Flow in million euros

	1 – 6/2005	**1 – 6/2006**
Cash flow from operating activities	275	329
Purchase of intangible assets	–9	–16
Purchase of property, plant and equipment	–173	–181
Proceeds on disposal of subsidiaries and business units	–	200
Proceeds on disposal of other non-current assets	20	42
Dividends received/Net interest	–96	–102
Free cash flow	**17**	**272**

[1] To improve clarity in the cash flow statement, translation differences arising from the financing of the Group and changes in the fair value of derivatives have been transferred from "Cash flow from operating activities" ("Change in receivables and miscellaneous assets") to "Cash flow from financing activities" ("Change in borrowings").

Notes to the Consolidated Cash Flow Statement, January through June 2006

Cash flow from operating activities amounted to 329 million euros, an increase of 54 million euros over the first half of the previous year. The higher EBIT was offset both by the increase in income taxes paid and by a build-up in inventories, receivables and miscellaneous assets, representing a total cash outflow of 563 million euros. In contrast, liabilities and provisions increased by 277 million euros.

Cash flow from investing activities/acquisitions was −314 million euros (previous year: −198 million euros). This figure includes proceeds from the sale of the Dial foods business, amounting to 151 million euros, and from the sale of the insulating glass sealant and rubber-to-metal bonding chemicals businesses, which grossed 49 million euros. The acquisitions relate to the body care brands, including Right Guard, Soft & Dri and Dry Idea, purchased from Procter & Gamble, and the Brazilian adhesives manufacturer Alba Adesivos. Investments in intangible assets and property, plant and equipment were 15 million euros above the prior-year level.

The figure for **cash flow from financing activities** shows an outflow of 259 million euros, a decrease of 404 million euros compared to the prior-year figure (net outflow 663 million euros). While the previous year was characterized by a significant reduction in borrowings, there was a slight increase under this heading during the period under review.

Free cash flow amounted to 272 million euros, an increase of 255 million euros related to the comparable figure for the previous year.

Supplementary Notes

Earnings per Share

The Stock Incentive Plan introduced in 2000 resulted in a dilution of earnings per preferred share as of June 30, 2006, as the options issued from all five tranches were "in the money". The effect derives from 438,502 potentially outstanding preferred shares. The resultant dilution in EPS amounts to 2 eurocents.

Earnings per share

		1 – 6/2006
Net earnings after minority interests	**in million euros**	**424**
Number of outstanding ordinary shares		86,598,625
Earnings per ordinary share	**in euros**	**2.94**
Number of outstanding preferred shares		57,166,329
Earnings per preferred share	**in euros**	**2.97**
Dilution effect arising from Stock Incentive Plan		438,502
Number of potentially outstanding preferred shares		57,604,831
Diluted earnings per preferred share	**in euros**	**2.95**

Accounting and Valuation Policies

This unaudited Henkel interim report, like the consolidated financial statements for fiscal 2005, has been prepared in accordance with International Financial Reporting Standards (IFRS). The same accounting and valuation principles have been applied as in the case of the 2005 consolidated financial statements.

The reclassification of the balance sheet to disclose current and non-current items in accordance with the requirements of IAS 1 was implemented for the first time in the consolidated financial statements for fiscal 2005.

Scope of Consolidation

In addition to Henkel KGaA, the consolidated financial statements include 14 domestic and 204 foreign companies in which Henkel KGaA has the power to govern the financial and operating policies, based on the concept of control of Henkel KGaA.

The investment in Ecolab Inc., St. Paul, Minnesota, USA, is accounted for by the at-equity method.

Published by

Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0

Edited by:
Corporate Communications, Investor Relations

English translation by: Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg
Photographs: Henkel
Produced by: Schotte, Krefeld

Corporate Communications
Phone: +49 (0)211 797-3533
Fax: +49 (0)211 798-2484
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-3937
Fax: +49 (0)211 798-2863
E-mail: oliver.luckenbach@henkel.com


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THE GLOBAL COMPACT

Calendar

Publication of Report for the Third Quarter 2006:
Wednesday, November 8, 2006

Fall Press and Analysts' Conference 2006:
Wednesday, November 8, 2006

Press Conference for Fiscal 2006 and Analysts' Meeting 2007:
Tuesday, February 27, 2007

Annual General Meeting of Henkel KGaA 2007:
Monday, April 16, 2007

Up-to-date facts and figures on Henkel also available on the internet: www.henkel.com



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